Exhibit 99.7

17 July 2019

Disclosure Under Listing Rules 3.10.5A and 7.1A.4(b)

Immutep Limited (ASX:IMM) (the Company), confirms the issue today of 190,476,191 fully paid ordinary shares, pursuant to the placement and appendix 3B announced to ASX on 9 July 2019. The shares raised a gross total of $4,000,000.

In accordance with Listing Rules 3.10.5A and 7.1A.4(b), the Company makes the following disclosures:

a)	The dilutive effect of the offer on existing shareholders of the Company is as follows:

	Shares on issue	Dilution
Fully paid ordinary shares (‘Shares’) on issue pre-placement	3,388,598,296
Shares issued under LR 7.1	108,899,427	3.04%
Shares issued under LR 7.1A	81,576,764	2.28%
Total Placement	190,476,191	5.32%
Total Shares on issue post issue	3,579,074,487	—

b)

The Company issued shares as a placement to the participating institutional & sophisticated investors as it considered this the most efficient mechanism for raising funds at the time. Existing shareholders were simultaneously given the opportunity to participate in a pro-rata entitlement offer at the same price offered in the placement.

c)	The placement was not underwritten.
d)	Bell Potter was Lead Manager for the placement, and received an amount equal to 5% of the gross total raised from the placement.

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Immutep Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com         ABN: 90 009 237 889